FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

November 13, 2003.

Item 3.        Press Release

News release dated November 13, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer report s that the Fall 2003 Stephens Lake Project exploration program has begun. The Stephens Lake Project is a joint exploration effort by the Issuer and Falconbridge Limited focused on exploring the northeastern Circum-Superior boundary of Manitoba for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key nickel belts in the world, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer reports that the Fall 2003 Stephens Lake Project exploration program has begun. The Stephens Lake Project is a joint exploration effort by the Issuer and Falconbridge Limited focused on exploring the northeastern Circum-Superior boundary of Manitoba for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key nickel belts in the world.

The Stephens Lake Project covers approximately 4,400 square kilometres, which includes two recently acquired permits covering 635 square kilometres.

The Fall 2003 program begins with a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey. The survey will cover two separate blocks, referred to as the West Block and East Block. Targets identified by the airborne survey will be covered by ground geophysical surveys in early 2004. Priority targets will be selected for diamond drilling.

The Issuer is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13 th day of November, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President